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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50520

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/11__ AND ENDING __12/31/11__

                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
        Capital Resource Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Parksland Drive
                              (No. and Street)

Darien   CT   06820

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  David Barnett   212-223-8290

                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP

                        (Name – *if individual, state last, first, middle name*)

51 Locust Avenue   New Canaan   CT   06840

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Reynolds
&Rowella LLP

OATH OR AFFIRMATION

I, __John Ferrara__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Capital Resource Financial Services, LLC__ , as of __December 31,__ , 20 __11__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

SUBSCRIBED AND SWORN TO BEFORE ME, A
NOTARY PUBLIC, IN AND FOR COUNTY OF
__Fairfield__ AND STATE OF CONNECTICUT, THIS
__27__ DAY OF __February__ 20 __12__

_____
Notary Public   NOTARY PUBLIC

_____
Signature

_____
Title

My Commission Expires
March 31, 2015

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Reynolds
&Rowella LLP

CAPITAL RESOURCE FINANCIAL SERVICES, LLC
FINANCIAL STATEMENT – LIQUIDATION BASIS
DECEMBER 31, 2011

Reynolds
&Rowella LLP

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Partners:

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INDEPENDENT AUDITOR'S REPORT

To the Member of
Capital Resource Financial Services, LLC
Darien, Connecticut

We have audited the accompanying statement of financial condition in liquidation of Capital Resource Financial Services, LLC (the "Company"), as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1, the Company's policy is to prepare its financial statement on the liquidation basis of accounting.

In our opinion, the financial statement in liquidation referred to above presents fairly, in all material respects, the financial position of Capital Resource Financial Services, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 24, 2012

i

90 Grove Street, Suite 101, Ridgefield, CT 06877 203-438-0161
51 Locust Ave, Suite 303, New Canaan, CT 06840 203-972-5191
87 Old Ridgefield Road, Wilton, CT 06897 203-762-2419

Fax: 203-431-3570
email: info@reynoldsrowella.com
website: www.reynoldsrowella.com

CAPITAL RESOURCE FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION - LIQUIDATION BASIS
DECEMBER 31, 2011

ASSETS

Cash	$	32,049
TOTAL ASSETS	$	32,049

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	10,150
Due to affiliate		7,225
TOTAL LIABILITIES		17,375

MEMBER'S EQUITY

Member's interest		14,674
TOTAL MEMBER'S EQUITY		14,674
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	32,049

See accompanying notes to the financial statement.

ii

Reynolds
&Rowella LLP

CAPITAL RESOURCE FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENT – LIQUIDATION BASIS
DECEMBER 31, 2011

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Capital Resource Financial Services, LLC (the "Company") is a wholly owned subsidiary of Capital Resource Holdings, LLC (the "Member") and is economically dependent on the Member and other affiliates of the Member. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer of securities and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company currently serves as the placement agent for several private multi-manager investment products of Rogerscasey, Inc., an affiliate and a registered investment advisor principally owned by the Member. These products include TD Ameritrade Retirement Funds (Collective Investment Funds), and the RCAI series Strategy Specific Hedge Funds (private investment vehicles for Qualified Investors).

Liquidation Basis of Accounting

In February 2012, the Member made a decision to wind down the Company. As a result, the liquidation basis of accounting has been adopted for the year ended December 31, 2011.

Under the liquidation basis of accounting, assets are stated at their estimated net realizable value and liabilities are stated at their estimated settlement amounts, and the relevant estimates will be periodically reviewed and adjusted as appropriate. Assets and liabilities included in the financial statement of the Company are stated on the following bases:

Cash is presented at face value; and

Accrued expenses and due to affiliates are stated at estimated settlement amounts.

Use of Estimates

The preparation of a financial statement using the liquidation basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reynolds
&Rowella LLP

CAPITAL RESOURCE FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENT – LIQUIDATION BASIS
DECEMBER 31, 2011

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of three months or less. The Company had no cash equivalents at December 31, 2011.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statement.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statement. The Company's 2008 through 2010 tax years are open for examinations by federal, state and local tax authorities.

NOTE 2 – RELATED PARTY TRANSACTIONS

Rogerscasey, Inc., an affiliate, contributed $100,279 during the year for the purpose of funding the Company's operations and maintaining its minimum net capital requirements as defined by Part 240 of Rule 15c3-1 of the Securities Exchange Act of 1934. At December 31, 2011 the Company owed Rogerscasey, Inc. $7,225 for the allocated operating expenses.

NOTE 3 – NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENT

The Company is subject to Part 240 Rule 15c3-1 of the Securities Exchange Act of 1934 (SEC Rule 15c3-1). SEC Rule 15c3-1 requires the Company to maintain a minimum net capital balance and a maximum ratio of aggregate indebtedness to the net capital balance not to exceed 15 to 1.

At December 31, 2011, the Company's net capital balance as defined by SEC Rule 15c3-1 was $14,674, which exceeded the minimum requirement of $5,000. At December 31, 2011, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 1.18 to 1.0.

Reynolds
&Rowella LLP

CAPITAL RESOURCE FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENT – LIQUIDATION BASIS
DECEMBER 31, 2011

NOTE 4 – RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 (SEC Rule 15c3-3) under paragraph (k)(2)(i) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers through one or more bank accounts, each designated as a "Special Account for the Exclusive Benefit of Customers of the Company".

V

SUPPLEMENTARY INFORMATION

Reynolds
&Rowella LLP

CAPITAL RESOURCE FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2011

TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$	14,674
Deductions:		
None		-
NET CAPITAL		14,674
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)		5,000
EXCESS NET CAPITAL	$	9,674
EXCESS NET CAPITAL AT 1,000 PERCENT	$	8,674

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5
There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A5, Part II-A as of December 31, 2011.

Reynolds
&Rowella LLP

CAPITAL RESOURCE FINANCIAL SERVICES, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2011

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	10,150
Due to affiliate		7,225
Total aggregate indebtedness	$	17,375
Ratio of aggregate indebtedness to net capital		1.18 to 1.0

Reynolds
&Rowella LLP

CAPITAL RESOURCE FINANCIAL SERVICES, LLC
INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL

Reynolds
&Rowella LLP

Reynolds & Rowella LLP

expect **more** from us

Full Service Accounting & Financial Solutions

Partners:

Thomas F. Reynolds, CPA ♦ Frank A. Rowella, Jr., CPA ♦ Steven I. Risbridger, CPA ♦ Scott D. Crane, CPA ♦ Ben Maini, CPA ♦ Dan Harris, CPA

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL

To the Member of
Capital Resource Financial Services, LLC
Darien, Connecticut

In planning and performing our audit of the financial statement of Capital Resource Financial Services, LLC (the "Company"), as of December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under SEC Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but

90 Grove Street, Suite 101, Ridgefield, CT 06877 203-438-0161

51 Locust Ave, Suite 303, New Canaan, CT 06840 203-972-5191

87 Old Ridgefield Road, Wilton, CT 06897 203-762-2419

Fax: 203-431-3570

email: info@reynoldsrowella.com

website: www.reynoldsrowella.com

not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statement will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 24, 2012

Reynolds
&Rowella LLP